September 15, 2021

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Julie Sherman
Lynn Dicker
Alan Campbell
Tim Buchmiller
Re: Warby Parker Inc.
Registration Statement on Form S-1
File No. 333-259035
Acceleration Request
Requested Date: Friday, September 17, 2021
Requested Time: 4:00 p.m. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Warby Parker Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-259035) (the “Registration Statement”) be declared effective on the “Requested Date” and at the “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Marc Jaffe at (212) 906-1281.

Sincerely,

WARBY PARKER INC.

/s/ Neil Blumenthal
Neil Blumenthal
Co-Chief Executive Officer

cc:	Dave Gilboa, Co-Chief Executive Officer, Warby Parker Inc.
Hyung Bak, General Counsel and Secretary, Warby Parker Inc.
Marc D. Jaffe, Latham &Watkins LLP
Stelios G. Saffos, Latham & Watkins LLP
Benjamin J. Cohen, Latham & Watkins LLP
Brittany D. Ruiz, Latham & Watkins LLP